UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-05415

A. M. CASTLE & CO.

(Exact name of registrant as specified in its charter)

Additional Registrants Listed on Schedule A hereto

1420 Kensington Road, Suite 220
Oak Brook, IL 60523
(847) 455-7111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.00% / 7.00% Convertible Senior Secured Paid-in-Kind Toggle Notes due 2022 and the Guarantees thereof
3.00% / 5.00% Convertible Senior Secured Paid-in-Kind Toggle Notes due 2024 and the Guarantees thereof

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

5.00% / 7.00% Convertible Senior Secured Paid-in-Kind Toggle Notes due 2022 and the Guarantees thereof: 15

3.00% / 5.00% Convertible Senior Secured Paid-in-Kind Toggle Notes due 2024 and the Guarantees thereof: 31

Schedule A

Exact Name of Additional Registrants	Jurisdiction of Incorporation or Formation	Principal Executive Offices	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification No.
Total Plastics, Inc.	Michigan	1420 Kensington Road, Suite 220, Oak Brook, IL 60523	3080	38-2203149
A.M. Castle & Co. (Canada) Inc.	British Columbia	1420 Kensington Road, Suite 220, Oak Brook, IL 60523	5051	13835 3438
HY-Alloy Steels Company	Delaware	1420 Kensington Road, Suite 220, Oak Brook, IL 60523	5051	36-2761889
Keystone Service, Inc.	Indiana	1420 Kensington Road, Suite 220, Oak Brook, IL 60523	5051	36-0879160
Keystone Tube Company, LLC	Delaware	1420 Kensington Road, Suite 220, Oak Brook, IL 60523	5051	36-4388746
Castle Metals De Mexico, S.A. de C.V.	Mexico	1420 Kensington Road, Suite 220, Oak Brook, IL 60523	5051	CMM941219BG6
Castle Metals De Mexicali, S.A. de C.V.	Mexico	1420 Kensington Road, Suite 220, Oak Brook, IL 60523	5051	CMM941219BG6

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 5, 2021	By:	/s/ Jeremy T. Steele
Jeremy T. Steele, Senior Vice President, General Counsel & Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.